Exhibit 12.1

CrossAmerica Partners LP

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,						Quarter Ended March 31,
	2013	2014		2015	2016	2017	2018
Income (loss) from continuing operations before income taxes	16,354	(7,525)		7,920	10,262	4,939	(534)
Plus Fixed Charges:
Interest expense	14,182	16,631		18,493	22,757	27,919	8,052
Capitalized Interest	—	—		—	—	—	—
Portion of rent expense representative of interest expense	—	—		—	—	—	—
Less income from equity investees	—	—		(10,528)	(16,048)	(14,906)	3,805
Plus distributions received from equity investees	—	—		9,166	16,180	14,928	3,566
Plus amortization of capitalized interest	—	—		—	—	—	—
Less capitalized interest	—	—		—

Adjusted earnings	30,536	9,106		25,051	33,151	32,880	7,279
Fixed charges	14,182	16,631		18,493	22,757	27,919	8,052

Ratio of earnings to fixed charges	2.15	0.55	(a)	1.35	1.46	1.18	0.90	(b)

Deficiency of earnings to cover fixed charges	—	7,525		—	—	—	773

(a)	As a result of the acquisition by CST of our General Partner on October 1, 2014, we recognized one-time termination benefits and accelerated equity compensation charges totaling $7.0 million. The deficit of earnings to cover fixed charges amounted to $7.5 million for 2014.
(b)	Due to the location of many of the sites to which we distribute fuel being in the Northeast or Upper Midwest, the results for the first quarter are affected by seasonality.

General Note: The Partnership and its Predecessor have not historically capitalized interest as amounts would not be material.